June 2, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Washington, D.C., 20549

Attn: Jennie Beysolow and Dietrich King

Re:	Maison Solutions Inc.

Registration Statement on Form S-1

Filed on May 22, 2023

File No. 333-272123

Dear Ms. Beysolow and Mr. King:

Maison Solutions Inc.. (the “Company”) is in receipt of the comment letter dated June 1, 2023 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2023 (the “Form S-1”). On behalf of the Company, we are responding to comment provided by the staff (the “Staff”) of the Commission, and simultaneously filing Amendment No. 1 to the Form S-1 (the "Amendment").

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text.

Registration Statement on Form S-1

1.	As you have revised the disclosure in response to comment 3, please have Friedman LLP update their letter included in Exhibit 16.1 accordingly.

RESPONSE: In response to the Staff's comment, we respectfully advise that Staff that we have updated Exhibit 16.1 to clarify that the Friedman LLP was dismissed by the Company as of January 14, 2023.

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June 2, 2023

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Mark Y. Liu, Esq.

Akerman LLP

cc:	John Xu
Chief Executive Officer

Alexandria Lopez
Chief Financial Officer

Christina Russo
Akerman LLP